STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
6303 N. PORTLAND AVENUE, SUITE 300
OKLAHOMA CITY, OK 73112

Telephone: (405) 721-7300	Fax (405) 601-0802 e-mail: zrendaesq@aol.com

November 4, 2011

H. Roger Schwall, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Rockford Minerals Inc.; Revisions for
Amendment No. 2 to Registration Statement on Form 10
File No. 1-34911

Dear Mr. Schwall,

The following is respectfully submitted in response to your comment letter dated October 17, 2011, regarding Amendment No. 1 to the Form 10 registration statement filed by Rockford Minerals Inc. (the “Company”).

General

1.
The Company will amend its Form 10-K annual report for its fiscal year ended October 31, 2010, and its Form 10-Q quarterly reports for the quarterly periods ended April 30, 2011 and July 31, 2011, so as to make corresponding revisions to all documents.

2.
The Company will provide marked versions of its amendments to its previous Form 10-K annual report and quarterly reports described in paragraph 1 above, and will reference each changed item of disclosure in such marked versions.

Amendment No. 1 to Registration Statement on Form 10

3.	The Company will file a revised copy of its marked version of the Amendment No. 1 reflecting the location of the responsive changes.

4.
Mr. Lawrence Sookochoff, the consulting mining engineer of the Company, has informed the Company that he has not participated in the organization of a U.S. publicly traded shell company, or been a director or an officer of a U.S. publicly traded shell company, and has never participated in any reverse merger, acquisition or similar business arrangements.

5.
The Company revised its Form 10 to provide consistent disclosure as requested in Comment 5, including but limited to references to its “claims” rather “claim” and to the references to Mr. Neely and his loans to the Company.

6.	At the fiscal year ended October 31, 2009, the Company had total and outstanding shares of 9,000,000 shares of Common Stock.

During the fiscal year ended October 31, 2010, the Company issued an additional 1,000,000 shares of the Common Stock for total issued and outstanding shares of 10,000,000; including the 1,000,000 shares issued during the nine months ended July 31, 2010.

The Company has not issued any additional shares of Common Stock during its current fiscal year ending October 31, 2011; and it currently has total issued and outstanding shares of Common Stock of 10,000,000 shares.

Business, page 2

7.
This section has been revised to reflect that the various exploration phases will commence when the Company has the available funds which depends upon timing of future offerings of its common stock and/or additional loans from its stockholders.

Directors and Executive Officers, former page 20

8.	The biography of Mr. Neely has been revised to clarify the reference to “design in signage”.

9.	Item 5 has been revised to reflect the average number of hours per week each such person devotes to the business of the Company.

The biography of Mr. Dewingaerde has also been revised regarding the month of his departure date from Entro in 2008, and his present business activity as an independent consultant.

Financial Statements, former page 23

Note 1 – Summary of Significant Accounting Policies and Organization, former page 28.

Property and Equipment, Mining Properties (Exploration Costs)

10.	Paragraph D of Note 1 to the financial statements has been revised consistent with Comment 10.

Form 10-K for Fiscal Year Ended October 31, 2010

Controls and Procedures, former page 23

11.	The management’s report on internal controls over financial reporting in the Form 10-K of the Company will be revised consistent with Item 308(A) of Regulation S-K.

12.	The disclosure regarding “disclosure controls and procedures” in the Form 10-K of the Company will be revised to comply with Item 307 of Regulation S-K.

Very truly yours,

STEPHEN A. ZRENDA, JR., P.C.

Stephen A. Zrenda, Jr.

The foregoing responses to the comment letter have been reviewed and approved by the Company.

Rockford Minerals Inc.

By:
Gregory J. Neely, Treasurer and Secretary

Cc:           Caroline Kim, Esq.